PINEAPPLE FINANCIAL INC.

Unit 200 111 Gordon Baker Road

Toronto, Ontario M2H 3R1

Tel: (416) 669-2046

July 3, 2023

VIA EDGAR

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: Pineapple Financial Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on May 16, 2023
File No. 333-268636

Dear Ms. Block,

On behalf of Pineapple Financial Inc. (the “Company”), this letter responds to oral comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) which was submitted to the Commission on May 16, 2023.

Disclosure changes made in response to the Staff’s oral comments have been made in an Amendment No. 3 to the Registration Statement (“Amendment No. 3), which was filed with the Commission contemporaneously on June 21, 2023.

Registration Statement on Form S-1

Business – Incorporation, Page 47

In response to oral comments transmitted by telephone to the Matthew Siracusa, please be advised as follows:

●	The language under “Incorporation” on page 47 of Amendment No. 3 has been revised to be consistent with the Company’s amended articles, including the elimination of the references to Class A shares, Class B Shares, and Class C shares.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Darrin M. Ocasio., at dmocasio@srf.law or by telephone at (917) 848-6325 or Matthew Siracusa at msiracusa@srf.law, telephone (845) 649-8868.

Sincerely,

/s/ Shubha Dasgupta
Shubha Dasgupta